# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Coursera, Inc., CIK 0001651562
CUSIP: 22266M104
Title of class of securities: COMMON STOCK, $0.00001 PAR VALUE PER SHARE
Address of issuer's principal executive offices: 2440 West El Camino Real, Suite 500, Mountain View, California (CA), 94040
Date of event which requires filing of this statement: 05/11/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001305473

## Reporting persons
- Insight Holdings Group, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 30,425,805; sole dispositive power 0; shared dispositive power 30,425,805; aggregate amount beneficially owned 30,425,805 (10.6% of the class)
  Comment: Calculations are based upon 286,961,620 shares of Common Stock of the Issuer outstanding as of May 12, 2026, as communicated by the Issuer to the Reporting Persons on May 13, 2026.
- Insight Partners Public Equities Master Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 78,628; sole dispositive power 0; shared dispositive power 78,628; aggregate amount beneficially owned 78,628 (0% of the class)
  Comment: Calculations are based upon 286,961,620 shares of Common Stock of the Issuer outstanding as of May 12, 2026, as communicated by the Issuer to the Reporting Persons on May 13, 2026.
- Insight Partners Public Equities GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 78,628; sole dispositive power 0; shared dispositive power 78,628; aggregate amount beneficially owned 78,628 (0% of the class)
  Comment: Calculations are based upon 286,961,620 shares of Common Stock of the Issuer outstanding as of May 12, 2026, as communicated by the Issuer to the Reporting Persons on May 13, 2026.
- Insight Venture Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 78,628; sole dispositive power 0; shared dispositive power 78,628; aggregate amount beneficially owned 78,628 (0% of the class)
  Comment: Calculations are based upon 286,961,620 shares of Common Stock of the Issuer outstanding as of May 12, 2026, as communicated by the Issuer to the Reporting Persons on May 13, 2026.
- Insight Venture Partners VII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 19,362,553; sole dispositive power 0; shared dispositive power 19,362,553; aggregate amount beneficially owned 19,362,553 (6.7% of the class)
  Comment: Calculations are based upon 286,961,620 shares of Common Stock of the Issuer outstanding as of May 12, 2026, as communicated by the Issuer to the Reporting Persons on May 13, 2026.
- Insight Venture Partners VII (Co-Investors), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 448,158; sole dispositive power 0; shared dispositive power 448,158; aggregate amount beneficially owned 448,158 (0.2% of the class)
  Comment: Calculations are based upon 286,961,620 shares of Common Stock of the Issuer outstanding as of May 12, 2026, as communicated by the Issuer to the Reporting Persons on May 13, 2026.
- Insight Venture Partners (Cayman) VII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 8,523,803; sole dispositive power 0; shared dispositive power 8,523,803; aggregate amount beneficially owned 8,523,803 (3% of the class)
  Comment: Calculations are based upon 286,961,620 shares of Common Stock of the Issuer outstanding as of May 12, 2026, as communicated by the Issuer to the Reporting Persons on May 13, 2026.
- Insight Venture Partners (Delaware) VII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,224,736; sole dispositive power 0; shared dispositive power 1,224,736; aggregate amount beneficially owned 1,224,736 (0.4% of the class)
  Comment: Calculations are based upon 286,961,620 shares of Common Stock of the Issuer outstanding as of May 12, 2026, as communicated by the Issuer to the Reporting Persons on May 13, 2026.
- Insight Venture Associates VII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 29,559,250; sole dispositive power 0; shared dispositive power 29,559,250; aggregate amount beneficially owned 29,559,250 (10.3% of the class)
  Comment: Calculations are based upon 286,961,620 shares of Common Stock of the Issuer outstanding as of May 12, 2026, as communicated by the Issuer to the Reporting Persons on May 13, 2026.
- Insight Venture Associates VII, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 29,559,250; sole dispositive power 0; shared dispositive power 29,559,250; aggregate amount beneficially owned 29,559,250 (10.3% of the class)
  Comment: Calculations are based upon 286,961,620 shares of Common Stock of the Issuer outstanding as of May 12, 2026, as communicated by the Issuer to the Reporting Persons on May 13, 2026.
- Insight Associates XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 787,927; sole dispositive power 0; shared dispositive power 787,927; aggregate amount beneficially owned 787,927 (0.3% of the class)
  Comment: Calculations are based upon 286,961,620 shares of Common Stock of the Issuer outstanding as of May 12, 2026, as communicated by the Issuer to the Reporting Persons on May 13, 2026.
- Insight Associates XI, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 787,927; sole dispositive power 0; shared dispositive power 787,927; aggregate amount beneficially owned 787,927 (0.3% of the class)
  Comment: Calculations are based upon 286,961,620 shares of Common Stock of the Issuer outstanding as of May 12, 2026, as communicated by the Issuer to the Reporting Persons on May 13, 2026.
- Insight Falcon Partners (A), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 78,628; sole dispositive power 0; shared dispositive power 78,628; aggregate amount beneficially owned 78,628 (0% of the class)
  Comment: Calculations are based upon 286,961,620 shares of Common Stock of the Issuer outstanding as of May 12, 2026, as communicated by the Issuer to the Reporting Persons on May 13, 2026.
- Insight Falcon Associates, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 78,628; sole dispositive power 0; shared dispositive power 78,628; aggregate amount beneficially owned 78,628 (0% of the class)
  Comment: Calculations are based upon 286,961,620 shares of Common Stock of the Issuer outstanding as of May 12, 2026, as communicated by the Issuer to the Reporting Persons on May 13, 2026.
- Grace Software Cross Fund Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 787,927; sole dispositive power 0; shared dispositive power 787,927; aggregate amount beneficially owned 787,927 (0.3% of the class)
  Comment: Calculations are based upon 286,961,620 shares of Common Stock of the Issuer outstanding as of May 12, 2026, as communicated by the Issuer to the Reporting Persons on May 13, 2026.

## Item 1. Issuer
Name of issuer: Coursera, Inc.
Address of issuer's principal executive offices: 2440 West El Camino Real, Suite 500, Mountain View, California, 94040

## Item 2. Person Filing
Name of person filing:
This Statement is being filed by the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons"): (i) Grace Software Cross Fund Holdings, LLC, a Delaware limited liability company ("Grace"); (ii) Insight Partners Public Equities Master Fund, L.P., a Cayman Islands exempted limited partnership ("IPPE Master Fund"); (iii) Insight Partners Public Equities GP, LLC, a Delaware limited liability company ("IPPE GP"); (iv) Insight Venture Management, LLC, a Delaware limited liability company ("IVM"); (v) Insight Falcon Partners (A), L.P., a Delaware limited partnership ("Falcon LP"); (vi) Insight Falcon Associates, Ltd., a Cayman Islands exempted company ("Falcon Ltd"); (vii) Insight Venture Partners VII, L.P., a Cayman Islands exempted limited partnership ("IVP VII"); (viii) Insight Venture Partners (Cayman) VII, L.P., a Cayman Islands exempted limited partnership ("Cayman VII"); (ix) Insight Venture Partners (Delaware) VII, L.P., a Delaware limited partnership ("Delaware VII"); (x) Insight Venture Partners VII (Co-Investors), L.P., a Cayman Islands exempted limited partnership ("Co-Investors VII", and together with IVP VII, Cayman VII and Delaware VII, the "Fund VII Entities"); (xi) Insight Venture Associates VII, L.P., a Cayman Islands exempted limited partnership ("IVA VII LP"); (xii) Insight Venture Associates VII, Ltd., a Cayman Islands exempted company ("IVA VII Ltd"); (xiii) Insight Associates XI, L.P., a Cayman Islands exempted limited partnership ("IA XI LP"); (xiv) Insight Associates XI, Ltd., a Cayman Islands exempted company ("IA XI Ltd"); and (xv) Insight Holdings Group, LLC, a Delaware limited liability company ("Holdings").

The general partner of each of the Fund VII Entities is IVA VII LP, whose general partner is IVA VII Ltd. The manager of Grace is IA XI LP, whose general partner is IA XI Ltd. The general partner of IPPE Master Fund is IPPE GP, whose sole member is IVM whose sole member is Falcon LP, whose general partner is Falcon Ltd. The sole shareholder of IVA VII Ltd, IA XI Ltd and Falcon Ltd is Holdings.
Address of principal business office or, if none, residence: The address of the principal business and principal office of each of the Reporting Persons is c/o Insight Partners, 1114 Avenue of the Americas, 36th Floor, New York, New York 10036.
Citizenship: See Item 2(a).

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person. The percentages set forth in this Schedule 13G are calculated based upon the 286,961,620 shares of Common Stock of the Issuer outstanding as of May 12, 2026, as communicated by the Issuer to the Reporting Persons on May 13, 2026.
Percent of class: The information required by Item 4(b) is set forth in Row 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: As the general partner of the Fund VII Entities, IVA VII LP may be deemed to beneficially own all 29,559,250 shares of Common Stock held directly by the Fund VII Entities. As the general partner of IVA VII LP, IVA VII Ltd may be deemed to beneficially own all 29,559,250 shares of Common Stock held directly by the Fund VII Entities. As the manager of Grace, IA XI LP may be deemed to beneficially own all 787,927 shares of Common Stock held directly by Grace. As the general partner of IA XI LP, IA XI Ltd may be deemed to beneficially own all 787,927 shares of Common Stock held directly by Grace. As the general partner of IPPE Master Fund, IPPE GP may be deemed to beneficially own all 78,628 shares of Common Stock held directly by IPPE Master Fund. As the sole member of IPPE GP, IVM may be deemed to beneficially own all 78,628 shares of Common Stock held directly by IPPE Master Fund. As the sole member of IVM, Falcon LP may be deemed to beneficially own all 78,628 shares of Common Stock held directly by IPPE Master Fund. As the general partner of Falcon LP, Falcon Ltd may be deemed to beneficially own all 78,628 shares of Common Stock held directly by IPPE Master Fund. As the sole shareholder of IVA VII Ltd, IA XI Ltd and IVM, Holdings may be deemed to beneficially own all 29,559,250 shares of Common Stock held directly by the Fund VII Entities, all 787,927 shares of Common Stock held directly by Grace and all 78,628 shares of Common Stock held directly by IPPE Master Fund. The foregoing is not an admission by IVA VII LP, IVA VII Ltd, IA XI LP, IA XI Ltd, IPPE GP, IVM Falcon LP, Falcon Ltd or Holdings that it is the beneficial owner of the shares held of record by the Fund VII Entities, Grace or IPPE Master Fund, nor is it an admission by any of the Fund VII Entities, Grace or IPPE Master Fund that it is the beneficial owner of any shares of Common Stock held by the other of the Fund VII Entities, Grace or IPPE Master Fund.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The agreement among the Reporting Persons to file jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1. The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that they are or may be members of a "group" for purposes of Rule 13d-5 or for any other purpose.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended

## Signatures
- Insight Holdings Group, LLC: /s/ Andrew Prodromos, Andrew Prodromos, Attorney-in-Fact (05/15/2026)
- Insight Partners Public Equities Master Fund, L.P.: /s/ Andrew Prodromos, Andrew Prodromos, Attorney-in-Fact (05/15/2026)
- Insight Partners Public Equities GP, LLC: /s/ Andrew Prodromos, Andrew Prodromos, Attorney-in-Fact (05/15/2026)
- Insight Venture Management, LLC: /s/ Andrew Prodromos, Andrew Prodromos, Attorney-in-Fact (05/15/2026)
- Insight Venture Partners VII, L.P.: /s/ Andrew Prodromos, Andrew Prodromos, Attorney-in-Fact (05/15/2026)
- Insight Venture Partners VII (Co-Investors), L.P.: /s/ Andrew Prodromos, Andrew Prodromos, Attorney-in-Fact (05/15/2026)
- Insight Venture Partners (Cayman) VII, L.P.: /s/ Andrew Prodromos, Andrew Prodromos, Attorney-in-Fact (05/15/2026)
- Insight Venture Partners (Delaware) VII, L.P.: /s/ Andrew Prodromos, Andrew Prodromos, Attorney-in-Fact (05/15/2026)
- Insight Venture Associates VII, L.P.: /s/ Andrew Prodromos, Andrew Prodromos, Attorney-in-Fact (05/15/2026)
- Insight Venture Associates VII, Ltd.: /s/ Andrew Prodromos, Andrew Prodromos, Attorney-in-Fact (05/15/2026)
- Insight Associates XI, L.P.: /s/ Andrew Prodromos, Andrew Prodromos, Attorney-in-Fact (05/15/2026)
- Insight Associates XI, Ltd.: /s/ Andrew Prodromos, Andrew Prodromos, Attorney-in-Fact (05/15/2026)
- Insight Falcon Partners (A), L.P.: /s/ Andrew Prodromos, Andrew Prodromos, Attorney-in-Fact (05/15/2026)
- Insight Falcon Associates, Ltd.: /s/ Andrew Prodromos, Andrew Prodromos, Attorney-in-Fact (05/15/2026)
- Grace Software Cross Fund Holdings, LLC: /s/ Andrew Prodromos, Andrew Prodromos, Attorney-in-Fact (05/15/2026)